2010 Main Street, Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com ___________________________

November 17, 2011

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Trust” or “Registrant”)
File Nos. 333-164077, 811-22375

Dear Mr. Barrientos:

In an October 21, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 11 (“PEA 11”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on September 7, 2011. PEA 11 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Dividend and Income Builder Fund and PIMCO EqS Dividend Fund, each a new series of the Registrant. Two of the Staff’s comments related to information that was not included in the Annual Fund Operating Expenses tables and the “Investment Adviser/Portfolio Manager” sections in the prospectuses filed as part of PEA 11. You asked that completed information for these tables and sections be provided as correspondence to the Staff prior to the effectiveness of PEA 11. Accordingly, the completed Annual Fund Operating Expenses tables and the completed “Investment Adviser/Portfolio Manager” sections in the prospectuses, as of the date above, are attached as an exhibit to this letter. A written response to the remainder of the Staff’s comments will be provided soon under separate cover. Please call the undersigned at (949) 442-6007 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

US   Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC   EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris   ASIA Beijing Hong Kong

November 17, 2011 Page 2

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

INVESTMENT OBJECTIVE

The Fund’s primary investment objective is to seek to provide current income that exceeds the average yield on global stocks, and to provide a growing stream of income per share over time. The Fund’s secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Institutional Class	Class P	Administrative Class	Class D
Management Fees	0.99%	1.09%	0.99%	1.09%
Distribution and/or Service (12b-1)Fees	N/A	N/A	0.25%	0.25%
Other Expenses(1)	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.01%	1.11%	1.26%	1.36%
Expense Reimbursement(2)(3)	(0.18%)	(0.18%)	(0.18%)	(0.18%)
Total Annual Fund Operating Expenses After Expense Reimbursement	0.83%	0.93%	1.08%	1.18%
_____
(1)	Estimated amounts for the Fund’s first fiscal year.

(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2013, to reduce its advisory fee by 0.16% of the average daily net assets of the Fund. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.

(3)	PIMCO has contractually agreed, through October 31, 2013, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to Institutional Class, Class P, Administrative Class and Class D shares, respectively (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in Institutional Class, Class P, Administrative Class or Class D shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Class	$85	$265
Class P	$95	$296
Administrative Class	$110	$343
Class D	$120	$375

PORTFOLIO TURNOVER

The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. The Fund has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Fund.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of income-producing investments, and will typically invest at least 50% of its assets in equity and equity-related securities. When making investments, PIMCO uses fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time. The Fund’s investments in equity and equity-related securities include common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. The Fund may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies.

The Fund may also invest in “Fixed Income Instruments” of varying maturities. Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The debt investments of the Fund may include investment-grade securities and high yield securities (“junk bonds”) of any rating.

The Fund may invest a significant portion of its assets in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Fund may also invest in securities and instruments that are economically tied to emerging market countries. The Fund may obtain foreign currency exposure (from non-U.S. dollar denominated securities or currencies) without limitation.

The Fund’s approach to equity and fixed income securities selection incorporates PIMCO’s global macroeconomic views, equity and fixed income investment expertise and experience across a wide range of investment instruments. The Fund’s equity and fixed income assets are selected in a manner that reflects PIMCO’s view regarding the attractiveness of key investment risk factors, considering both return potential and volatility, and includes an assessment of aggregate issuer and country exposures.

The Fund may also invest in derivative instruments, such as options, futures contracts, swap agreements, equity-linked notes, equity-linked securities and participatory notes, consistent with its investment objectives. The Fund may purchase or sell securities on a

Prospectus

conversely, to increase as interest rates decline. A convertible security’s market value, however, tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than the convertible security’s “conversion price”

Please see “Description of Principal Risks” in the Fund’s prospectus for a more detailed description of the risks of investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The Fund does not have a full calendar year of performance. Thus, no bar chart or Average Annual Total Returns table is included for the Fund. Once the Fund commences operations, performance will be updated daily and quarterly and may be obtained as follows: daily updates on the net asset value and performance page at http:// investments.pimco.com/DailyPerformance and quarterly updates at http://investments.pimco.com/QuarterlyPerformance.

INVESTMENT ADVISER/PORTFOLIO MANAGER

PIMCO serves as the investment adviser for the Fund. The Fund’s portfolio is managed by Brad Kinkelaar, Cliff Remily, CFA and Eve Tournier. Mr. Kinkelaar, Mr. Remily and Ms. Tournier are Executive Vice Presidents of PIMCO. Mr. Kinkelaar and Mr. Remily are co-lead portfolio managers of the Fund and Ms. Tournier is responsible for fixed income investments. Mr. Kinkelaar, Mr. Remily and Ms. Tourner will manage the Fund as of its inception.

OTHER IMPORTANT INFORMATION REGARDING FUND SHARES

For important information about purchase and sale of Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please turn to the “Summary of Other Important Information Regarding Fund Shares” section on page 7 of the prospectus.

INVESTMENT OBJECTIVE

The Fund’s primary investment objective is to seek to provide current income that exceeds the average yield on global stocks. The Fund’s secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Institutional Class	Class P	Administrative Class	Class D
Management Fees	0.99%	1.09%	0.99%	1.09%
Distribution and/or Service (12b-1)Fees	N/A	N/A	0.25%	0.25%
Other Expenses(1)	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.01%	1.11%	1.26%	1.36%
Expense Reimbursement(2)(3)	(0.18%)	(0.18%)	(0.18%)	(0.18%)
Total Annual Fund Operating Expenses After Expense Reimbursement	0.83%	0.93%	1.08%	1.18%
_____
(1)	Estimated amounts for the Fund’s first fiscal year.

(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2013, to reduce its advisory fee by 0.16% of the average daily net assets of the Fund. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.

(3)	PIMCO has contractually agreed, through October 31, 2013, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to Institutional Class, Class P, Administrative Class and Class D shares, respectively (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in Institutional Class, Class P, Administrative Class or Class D shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Class	$85	$265
Class P	$95	$296
Administrative Class	$110	$343
Class D	$120	$375

PORTFOLIO TURNOVER

The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. The Fund has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Fund.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 75% of its assets in equity and equity-related securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. When making investments, PIMCO uses fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time. The Fund may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies.

The Fund may invest a significant portion of its assets in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Fund may also invest in securities and instruments that are economically tied to emerging market countries. The Fund may obtain foreign currency exposure (from non-U.S. dollar denominated securities or currencies) without limitation.

The Fund may also invest in fixed income instruments, including investment-grade securities and high yield securities (“junk bonds”) of any rating. The Fund may also invest in derivative instruments, such as options, futures contracts, swap agreements, equity-linked notes, equity-linked securities and participatory notes, consistent with its investment objectives. The Fund may purchase or sell securities on a when-issued, delayed delivery or forwardcommitment basis and may engage in short sales. The Fund may also enter into reverse repurchase agreements and lend portfolio securities.

PRINCIPAL RISKS

It is possible to lose money on an investment in the Fund. The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return are:

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities

PIMCO EqS Dividend Fund

INVESTMENT ADVISER/PORTFOLIO MANAGER

PIMCO serves as the investment adviser for the Fund. The Fund’s portfolio is managed by Brad Kinkelaar and Cliff Remily, CFA. Mr. Kinkelaar and Mr. Remily are Executive Vice Presidents of PIMCO and will manage the Fund as of its inception.

OTHER IMPORTANT INFORMATION REGARDING FUND SHARES

For important information about purchase and sale of Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please turn to the “Summary of Other Important Information Regarding Fund Shares” section on page 7 of the prospectus.

Prospectus

Individual Portfolio Managers

The following individuals have primary responsibility for managing each of the noted Funds.

Fund	Portfolio Manager	Since	Recent Professional Experience

PIMCO Dividend and Income Builder Fund	Brad Kinkelaar	*	Executive Vice President, PIMCO. Mr. Kinkelaar joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was managing director and global equity portfolio manager at Thornburg Investment Management, where he spent nine years.

	Cliff Remily, CFA	*	Executive Vice President, PIMCO. Mr. Remily joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was a managing director at Thornburg Investment Management, where he spent five years.

	Eve Tournier	*	Executive Vice President, PIMCO. Ms. Tournier joined PIMCO in 2008 and is a portfolio manager focusing on corporate bonds and loans. Prior to joining PIMCO, she was a managing director and European head of high yield credit trading with Deutsche Bank, where she spent eight years.

PIMCO EqS Dividend Fund	Brad Kinkelaar	*	Executive Vice President, PIMCO. Mr. Kinkelaar joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was managing director and global equity portfolio manager at Thornburg Investment Management, where he spent nine years.

	Cliff Remily, CFA	*	Executive Vice President, PIMCO. Mr. Remily joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was a managing director at Thornburg Investment Management, where he spent five years.

*	Inception of the Fund.

Please see the Statement of Additional Information for additional information about other accounts managed by the portfolio managers, the portfolio managers’ compensation and the portfolio managers’ ownership of shares of the Funds.

Distributor

The Trust’s Distributor is PIMCO Investments LLC (“Distributor”). The Distributor, located at 1633 Broadway, New York, NY 10019, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”). Please note all account requests should be mailed to the Trust’s transfer agent and should not be mailed directly to the Distributor.

INVESTMENT OBJECTIVE

The Fund’s primary investment objective is to seek to provide current income that exceeds the average yield on global stocks, and to provide a growing stream of income per share over time. The Fund’s secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of eligible funds offered by PIMCO Equity Series and PIMCO Funds. More information about these and other discounts is available in the “Classes of Shares—Class A, C and R Shares” section on page 15 of the Fund’s prospectus or from your financial advisor.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the original purchase price or redemption price)	1.00%	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class A	Class C	Class R
Management Fees	1.09%	1.09%	1.09%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%
Other Expenses(1)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.36%	2.11%	1.61%
Expense Reimbursement(2)(3)	(0.18%)	(0.18%)	(0.18%)
Total Annual Fund Operating Expenses After Expense Reimbursement	1.18%	1.93%	1.43%
_____
(1)	Estimated amounts for the Fund’s first fiscal year.

(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2013, to reduce its advisory fee by 0.16% of the average daily net assets of the Fund. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.

(3)	PIMCO has contractually agreed, through October 31, 2013, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to Class A, Class C and Class R shares, respectively (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in Class A, Class C or Class R shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If you redeem your shares at the end of each period:

	1 Year	3 Years
Class A	$664	$904
Class C	$296	$606
Class R	$146	$452

If you do not redeem your shares:

	1 Year	3 Years
Class A	$664	$904
Class C	$196	$606
Class R	$146	$452

PORTFOLIO TURNOVER

The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. The Fund has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Fund.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of income-producing investments, and will typically invest at least 50% of its assets in equity and equity-related securities. When making investments, PIMCO uses fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time. The Fund’s investments in equity and equity-related securities include common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. The Fund may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies.

The Fund may also invest in “Fixed Income Instruments” of varying maturities. Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The debt investments of the Fund may include investment-grade securities and high yield securities (“junk bonds”) of any rating.

The Fund may invest a significant portion of its assets in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Fund may also invest in securities and instruments that are economically tied to emerging market countries. The Fund may obtain foreign currency exposure (from non-U.S. dollar denominated securities or currencies) without limitation.

1

Prospectus

Derivatives Risk: the risk of investing in derivative instruments, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested

Mortgage-Related and Other Asset-Backed Risk: the risk of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk and prepayment risk

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund

Convertible Securities Risk: the risk that the market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A convertible security’s market value, however, tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than the convertible security’s “conversion price”

Please see “Description of Principal Risks” in the Fund’s prospectus for a more detailed description of the risks of investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The Fund does not have a full calendar year of performance. Thus, no bar chart or Average Annual Total Returns table is included for the Fund. Once the Fund commences operations, performance will be updated daily and quarterly and may be obtained as follows: daily updates on the net asset value and performance page at http:// investments.pimco.com/DailyPerformance and quarterly updates at http://investments.pimco.com/QuarterlyPerformance.

INVESTMENT ADVISER/PORTFOLIO MANAGER

PIMCO serves as the investment adviser for the Fund. The Fund’s portfolio is managed by Brad Kinkelaar, Cliff Remily, CFA and Eve Tournier. Mr. Kinkelaar, Mr. Remily and Ms. Tournier are Executive Vice Presidents of PIMCO. Mr. Kinkelaar and Mr. Remily are co-lead portfolio managers of the Fund and Ms. Tournier is responsible for fixed income investments. Mr. Kinkelaar, Mr. Remily and Ms. Tourner will manage the Fund as of its inception.

OTHER IMPORTANT INFORMATION REGARDING FUND SHARES

For important information about purchase and sale of Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please turn to the “Summary of Other Important Information Regarding Fund Shares” section on page 7 of the prospectus.

3

INVESTMENT OBJECTIVE

The Fund’s primary investment objective is to seek to provide current income that exceeds the average yield on global stocks. The Fund’s secondary objective is to seek to provide long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of eligible funds offered by PIMCO Equity Series and PIMCO Funds. More information about these and other discounts is available in the “Classes of Shares—Class A, C and R Shares” section on page 15 of the Fund’s prospectus or from your financial advisor.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the original purchase price or redemption price)	1.00%	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class A	Class C	Class R
Management Fees	1.09%	1.09%	1.09%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%
Other Expenses(1)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.36%	2.11%	1.61%
Expense Reimbursement(2)(3)	(0.18%)	(0.18%)	(0.18%)
Total Annual Fund Operating Expenses After Expense Reimbursement	1.18%	1.93%	1.43%
_____
(1)	Estimated amounts for the Fund’s first fiscal year.

(2)	Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through October 31, 2013, to reduce its advisory fee by 0.16% of the average daily net assets of the Fund. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.

(3)	PIMCO has contractually agreed, through October 31, 2013, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to Class A, Class C and Class R shares, respectively (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

Example. The Example is intended to help you compare the cost of investing in Class A, Class C or Class R shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If you redeem your shares at the end of each period:

	1 Year	3 Years
Class A	$664	$904
Class C	$296	$606
Class R	$146	$452

If you do not redeem your shares:

	1 Year	3 Years
Class A	$664	$904
Class C	$196	$606
Class R	$146	$452

PORTFOLIO TURNOVER

The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. The Fund has not yet commenced operations. Thus, no portfolio turnover rate is provided for the Fund.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 75% of its assets in equity and equity-related securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. When making investments, PIMCO uses fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time. The Fund may invest in securities issued by large-capitalization, mid-capitalization and small-capitalization companies.

The Fund may invest a significant portion of its assets in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Fund may also invest in securities and instruments that are economically tied to emerging market countries. The Fund may obtain foreign currency exposure (from non-U.S. dollardenominated securities or currencies) without limitation.

The Fund may also invest in fixed income instruments, including investment-grade securities and high yield securities (“junk bonds”) of any rating. The Fund may also invest in derivative instruments, such as options, futures contracts, swap agreements, equity-linked notes, equity-linked securities and participatory notes, consistent with its investment objectives. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Fund may also enter into reverse repurchase agreements and lend portfolio securities.

4

PIMCO EqS Dividend Fund

Please see “Description of Principal Risks” in the Fund’s prospectus for a more detailed description of the risks of investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION

The Fund does not have a full calendar year of performance. Thus, no bar chart or Average Annual Total Returns table is included for the Fund. Once the Fund commences operations, performance will be updated daily and quarterly and may be obtained as follows: daily updates on the net asset value and performance page at http:// investments.pimco.com/DailyPerformance and quarterly updates at http://investments.pimco.com/QuarterlyPerformance.

INVESTMENT ADVISER/PORTFOLIO MANAGER

PIMCO serves as the investment adviser for the Fund. The Fund’s portfolio is managed by Brad Kinkelaar and Cliff Remily, CFA. Mr. Kinkelaar and Mr. Remily are Executive Vice Presidents of PIMCO and will manage the Fund as of its inception.

OTHER IMPORTANT INFORMATION REGARDING FUND SHARES

For important information about purchase and sale of Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please turn to the “Summary of Other Important Information Regarding Fund Shares” section on page 7 of the prospectus.

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PIMCO Equity Series

	Supervisory and Administrative Fee
Fund	Class A	Class C	Class R
PIMCO Dividend and Income Builder Fund(1)	0.40%	0.40%	0.40%
PIMCO EqS Dividend Fund(1)	0.40%	0.40%	0.40%

(1)	PIMCO has contractually agreed, through October 31, 2013, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to Class A, Class C and Class R shares, respectively (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.

Fee Limitation and Expense Limitation Agreements

PIMCO has also contractually agreed, through October 31, 2013, to reduce total annual operating expenses for each of the PIMCO Dividend and Income Builder and PIMCO EqS Dividend Funds’ separate classes of shares, by reducing each Fund’s supervisory and administrative fee or reimbursing the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to a separate class of shares (the “Expense Limit”). This Expense Limitation Agreement renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. PIMCO may recoup these waivers and reimbursements in future periods not exceeding three years, provided that organizational expenses and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit.

Individual Portfolio Managers

The following individuals have primary responsibility for managing each of the noted Funds.

Fund	Portfolio Manager	Since	Recent Professional Experience

PIMCO Dividend and Income Builder Fund	Brad Kinkelaar	*	Executive Vice President, PIMCO. Mr. Kinkelaar joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was managing director and global equity portfolio manager at Thornburg Investment Management, where he spent nine years.

	Cliff Remily, CFA	*	Executive Vice President, PIMCO. Mr. Remily joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was a managing director at Thornburg Investment Management, where he spent five years.

	Eve Tournier	*	Executive Vice President, PIMCO. Ms. Tournier joined PIMCO in 2008 and is a portfolio manager focusing on corporate bonds and loans. Prior to joining PIMCO, she was a managing director and European head of high yield credit trading with Deutsche Bank, where she spent eight years.

PIMCO EqS Dividend Fund	Brad Kinkelaar	*	Executive Vice President, PIMCO. Mr. Kinkelaar joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was managing director and global equity portfolio manager at Thornburg Investment Management, where he spent nine years.

	Cliff Remily, CFA	*	Executive Vice President, PIMCO. Mr. Remily joined PIMCO in 2011 and is a global equity portfolio manager. Prior to joining PIMCO, he was a managing director at Thornburg Investment Management, where he spent five years.

*	Inception of the Fund.

Please see the Statement of Additional Information for additional information about other accounts managed by the portfolio managers, the portfolio managers’ compensation and the portfolio managers’ ownership of shares of the Funds.

Distributor

The Trust’s Distributor is PIMCO Investments LLC (“Distributor”). The Distributor, located at 1633 Broadway, New York, NY 10019, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”). Please note all account requests should be mailed to the Trust’s transfer agent and should not be mailed directly to the Distributor.

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